

"Putting Our Customers First"

ANNUAL REPORT - 2006

COMMUNITY FIRST BANCORPORATION

2006 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and electronic, internet and telephone banking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally-owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Seneca Bypass Office
449 Highway 123 Bypass
Seneca, SC 29678
(864) 886-0206


Total Assets (In Millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006


Net Income (In Thousands)
2002
2003
2004
2005
2006

Financial Highlights

(Dollars in thousands, except per share)

	2006	2005	Percent Change
Balance Sheet			
Total assets	$ **353,909**	$ 320,712	10.4%
Loans	**202,966**	169,318	19.9
Securities	**109,082**	109,821	(0.7)
Deposits	**307,957**	279,993	10.0
Shareholders' equity	**33,215**	28,854	15.1
For the Year			
Net interest income	$ **9,215**	$ 9,302	(0.9)%
Provision for loan losses	**65**	250	(74.0)
Noninterest income	**2,154**	2,139	0.7
Noninterest expenses	**6,752**	5,420	24.6
Income tax expense	**1,534**	2,041	(24.8)
Net income	**3,018**	3,730	(19.1)
Per Share*			
Net income	$ **1.02**	$ 1.28	(20.3)%
Net income, assuming dilution	**.96**	1.21	(20.7)
Book value at year end	**11.23**	9.82	14.4
Financial Performance Ratios			
Return on average assets	**.89%**	1.21%	
Return on average equity	**9.87%**	13.65%	
Asset Quality Ratios			
Nonperforming loans to total loans	**.00%**	.53%	
Allowance for loan losses times nonperforming loans	**44.8x**	2.50x	
Net charge-offs to average total loans	**.05%**	.14%	

*Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 18, 2006 and November 30, 2005, a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003 and November 28, 2002.


Net Income per Share, Basic*
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2002
2003
2004
2005
2006


Return on Average Assets
2002
2003
2004
2005
2006


Return on Average Equity
2002
2003
2004
2005
2006

President's Report to the Shareholders of Community First Bancorporation

Community First Bancorporation and its subsidiary, Community First Bank, achieved excellent growth and expansion in 2006. Deposits grew 10% and loans increased 20%, indicating a positive response to our customer service principles and marketing strategies. In 2006, we completed construction and opened our second banking office in the City of Seneca. The two upper floors of the new building provide additional space for some of the operational and administrative activities necessary to support products and services for our growing customer base. Continuing plans for expansion of our presence in the Anderson County market are now underway. Site preparation has begun for the construction of a new office near the City of Anderson, which is expected to open in the fourth quarter of 2007. Land in the Powdersville community has been purchased for the development of a future office expected to open in 2008.

Earnings Performance

Net income for 2006 was $3,018,000 compared with $3,730,000 for 2005. The $712,000 decrease in earnings was primarily attributable to two factors: (1) implementation of an accounting change in 2006 requiring a non-cash charge against earnings of $497,000, net of income taxes, related to options granted under our equity-based compensation program, and (2) expenses associated with the opening of the new Seneca banking office in March of 2006 and relocating some operational and administrative functions. While the bottom line results were down because of a challenging interest rate environment and the extra charges noted above, I am pleased with the very positive trends in our overall performance.

Shareholder Value

Effective December 18, 2006, the Company declared a 5% stock dividend to shareholders. This was the thirteenth consecutive year of declaring a stock dividend.

Our common stock is traded on the OTC Bulletin Board under the ticker symbol "CFOK.OB". Morgan Keegan & Company, Inc., continues as the primary market maker for the Company's common stock and Transfer Online, Inc., our stock transfer agent, provides online stock transfer services. Adjusted for stock dividends, our shares traded in the fourth quarter of 2006 at prices ranging between $19.81 to $20.81, compared with $13.40 to $14.01 during the first quarter of 2004, when the listing began.

Management believes that the Company's history of solid financial performance and continued growth in our markets have been the principal underlying factors in increasing shareholder value. The compound rate of growth of net income for the five year period ending December 31, 2006 was 9.6%, and the compound growth rates of total assets and total deposits during that period were 10.8% and 9.7%, respectively.

Goals for 2007

An important goal for 2007 is hiring the right people for the right jobs, for both our Anderson office now under construction, and throughout the Company to support overall growth and operations. In 2007, increased communication and formal training will be provided to employees that will strengthen their ability to meet our increased standards for providing customer service that is superior to that of our competitors. This customer service objective will remain an integral part of your Company's culture.

In addition to our customer service objective, we will continue to invest in up-to-date technology so that our products and services remain highly competitive in our markets. Customer acceptance of our internet banking product continues to grow.

Our Company will seek ways to continue growth and expansion of our banking operation while maintaining earnings at a level that meets the shareholders' short and long-term investment objectives and ensure that the Company is in a position to be in charge of its own destiny. We continue to benefit from excellent asset quality and solid growth in total revenues.

We are excited about our future prospects that can result from the execution of the Company's expansion plans. I am optimistic that we will continue to improve our performance going forward despite the challenges in the interest rate environment. With the continued support of our shareholders, customers and employees, I look forward to the opportunities that await us.

Respectfully,



Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 109,082	$ 109,821	$ 101,452	$ 86,023	$ 62,968
Allowance for loan losses	2,242	2,266	2,240	2,197	1,950
Net loans (1)	200,724	167,052	155,535	145,453	135,409
Premises and equipment - net	7,937	6,805	4,413	4,454	4,148
Total assets	353,909	320,712	305,348	280,526	232,855
Noninterest bearing deposits	40,576	38,061	34,903	32,273	24,416
Interest bearing deposits	267,381	241,932	233,245	224,278	187,223
Total deposits	307,957	279,993	268,148	256,551	211,639
Total liabilities	320,694	291,858	279,412	257,989	212,770
Total shareholders' equity	33,215	28,854	25,936	22,537	20,085
Results of Operations					
Interest income	$ 19,600	$ 15,923	$ 13,948	$ 12,664	$ 12,580
Interest expense	10,385	6,621	5,077	5,089	4,716
Net interest income	9,215	9,302	8,871	7,575	7,864
Provision for loan losses	65	250	380	522	1,291
Net interest income after provision	9,150	9,052	8,491	7,053	6,573
Other income	2,154	2,139	2,054	2,033	1,413
Other expenses	6,752	5,420	5,151	4,414	3,697
Income before income taxes	4,552	5,771	5,394	4,672	4,289
Income tax expense	1,534	2,041	1,957	1,667	1,527
Net income	$ 3,018	$ 3,730	$ 3,437	$ 3,005	$ 2,762
Per Share Data (2)					
Net income	$ 1.02	$ 1.28	$ 1.18	$ 1.05	$ 0.97
Net income, assuming dilution	0.96	1.21	1.12	1.00	0.92
Period end book value	11.23	9.82	8.88	7.87	7.03

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 18, 2006 and November 30, 2005, a 10% stock dividend effective November 30, 2004 and 5% stock dividends effective November 28, 2003 and November 28, 2002.

Quarterly Financial Information (Unaudited)

	Years Ended December 31,							
	2006				2005			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share)							
Interest and dividend income	$ 5,208	$ 4,942	$ 4,803	$ 4,647	$ 4,154	$ 4,011	$ 3,907	$ 3,851
Interest expense	2,832	2,672	2,551	2,330	1,898	1,752	1,512	1,459
Net interest income	2,376	2,270	2,252	2,317	2,256	2,259	2,395	2,392
Provision for loan losses	-	15	25	25	35	-	75	140
Net interest income after provision	2,376	2,255	2,227	2,292	2,221	2,259	2,320	2,252
Noninterest income	517	559	539	539	558	543	551	487
Noninterest expense	2,171	1,469	1,676	1,436	1,362	1,383	1,352	1,323
Income before income taxes	722	1,345	1,090	1,395	1,417	1,419	1,519	1,416
Provision for income taxes	261	441	348	484	503	489	542	507
Net income	$ 461	$ 904	$ 742	$ 911	$ 914	$ 930	$ 977	$ 909
Earnings per share *								
Basic	$ 0.16	$ 0.30	$ 0.25	$ 0.31	$ 0.32	$ 0.32	$ 0.33	$ 0.31
Diluted	0.15	0.28	0.24	0.29	0.33	0.29	0.30	0.29

* Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective December 18, 2006 and November 30, 2005.

A significant portion of the decrease in net income and earnings per share for 2006 was attributable to a change in the Company's method of accounting for stock options required by Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)) "Share-Based Payment." Prior to 2005, the Company used the minimum value method to compute the fair value of its stock options as permitted by previously effective generally accepted accounting principles. The minimum value method does not incorporate an assumption about the volatility of the market value of the underlying security into the calculation of the of the grant date fair value of stock options. The Company's grants of stock options established the exercise prices of those grants equal to the market price of the Company's stock on the grant date. No compensation cost has been recognized for options issued prior to 2005. Throughout 2005, the Company's common stock was traded in a public market and its market prices were quoted on the Over-The-Counter Bulletin Board. Accordingly, in 2005, the Company was no longer eligible to use the minimum value method and implemented the SFAS 123 fair value method using that Statement's disclosure only provisions. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) and began including the costs of stock options granted in 2005 and 2006 in the determination of net income. In the fourth quarter of 2006, the Company's board of directors modified all outstanding options so that they would be vested in full. Therefore, all of the applicable compensation costs for all affected options granted in 2005 and 2006 were included in the determination of net income for 2006. As a result, approximately $394,000 of pre-tax compensation costs were recognized in the fourth quarter of 2006 that otherwise would have been recognized in 2007, 2008 and 2009.

Forward-Looking Statements

Statements included in this report which are not historical in nature are intended to be, and are hereby identified as "forward looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's beliefs, expectations or projections will result or be achieved or accomplished. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's recent and continuing expansion, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, and adequacy of the allowance for loan losses, are not guarantees of future performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission. The risks and uncertainties include, but are not limited to

- our growth and our ability to maintain growth;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the effect of interest rate changes on our level and composition of deposits, loan demand and the value of our loan collateral and securities;
- the effects of competition from other financial institutions operating in our market area and elsewhere, including institutions operating locally, nationally and internationally, together with competitors that offer banking products and services by mail, telephone and computer and/or the Internet;
- failure of assumptions underlying the establishment of our allowance for loan losses, including the value of collateral securing loans; and
- loss of consumer confidence and economic disruptions resulting from terrorist activities.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market for Common Stock and Dividends

During the first quarter of 2004, trading in the Company's common stock began being reported on the OTC Bulletin Board under the ticker symbol "CFOK.OB." The following table summarizes the range of high and low bid prices for the Company's common stock as reported on the OTC Bulletin Board for each quarterly period of 2006 and 2005. Prices shown represent inter-dealer prices without retail markup, markdown or commissions, and may not represent actual transactions. Furthermore, trading in the Company's stock is very limited. Per share prices in the table have been adjusted to reflect a 5% stock dividend effective December 18, 2006 and a 5% stock dividend effective November 30, 2005.

	2006		2005	
Quarter Ended	High	Low	High	Low
March 31	$ 21.90	$ 17.24	$ 16.78	$ 15.87
June 30	$ 22.38	$ 20.05	$ 16.92	$ 15.87
September 30	$ 20.95	$ 20.10	$ 17.23	$ 16.79
December 31	$ 20.48	$ 18.10	$ 18.14	$ 17.23

As of February 28, 2007, there were approximately 786 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has not declared or paid any cash dividends since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2007.

The Board of Directors declared 5% stock dividends effective December 18, 2006 and November 30, 2005 and a 10% stock dividend effective November 30, 2004.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Shareholder Return Performance Graph

The Company is required to provide its shareholders with a line graph comparing the Company's total cumulative shareholder return with a performance indicator of the overall stock market and either a published industry index or a Company-determined peer comparison. Shareholder return (measured through increases in stock prices and payment of dividends) is often a benchmark used in assessing corporate performance and the reasonableness of compensation paid to executive officers.

The performance graph presented below compares the Company's cumulative total return over the most recent five year period with the Russell 2000 Index (reflecting overall stock market performance for small cap stocks) and the SNL 100-500 OTC BB and Pink Banks Index (reflecting changes in overall stock market performance for a national group of 404 banking companies with asset sizes ranging from $100 - $500 million, the trades of which are reported either on the OTC Bulletin Board or in the Pink Sheets). Returns are shown on a total return basis, assuming reinvestment of dividends and a beginning stock price of $100 per share. Values presented for the Company's stock are based on information compiled by SNL Financial, LC, which prepared the performance graph, and are based on limited transactions.

Community First Bancorporation



Total Return Performance
Community First Bancorporation
Russell 2000
SNL $100M-$500M OTC-BB and Pink Banks Index
Index Value
250
225
200
175
150
125
100
75
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
			Period Ending			
Community First Bancorporation	100.00	97.00	113.62	134.54	143.66	165.97
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
SNL $100M-$500M OTC-BB and Pink Banks Index	100.00	119.95	162.94	196.93	218.70	239.40

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect 5% stock dividends effective December 18, 2006 and November 30, 2005 and a 10% stock dividend effective November 30, 2004.

Earnings Performance

2006 Compared with 2005

For the year ended December 31, 2006, the Company recorded net income of $3,018,000, a decrease of $712,000, or 19.1%, from net income of $3,730,000 for 2005. Net income per share for 2006 was $1.02 compared with $1.28 for 2005. Per share net income, assuming dilution from outstanding stock options, was $.96 for 2006 and $1.21 for 2005. Return on average assets was 0.89% for 2006 compared with 1.21% for 2005. Return on average shareholders' equity was 9.87% for 2006 compared with 13.65% for 2005.

Net income for 2006 decreased due to several primary factors: a contraction of net interest income, the adoption of an accounting standard that resulted in the initial recognition in 2006 of share-based compensation expenses associated with certain stock options granted to employees and directors, and expenses related to the opening of a new banking office in Seneca, SC and relocation of the corporate executive offices. Partially offsetting these factors, the provision for loan losses charged to expense during 2006 was $185,000 less than in 2005.

Rising interest rates during the first seven months of 2006, coupled with increasing volumes of interest earning assets and interest bearing liabilities, resulted in increased interest earnings and interest expenses across all major categories. Total loans grew $33,648,000 during 2006. Interest income increased $3,677,000 with approximately half of the increase attributable to higher average amounts of interest earning assets and half attributable to higher interest rates earned. Interest expense increased $3,764,000. Approximately 83% of this increase was attributable to higher interest rates paid for interest bearing deposit accounts and borrowings.

Total deposits grew $27,964,000 during 2006 with more than 90% of that growth accounted for in interest bearing deposits. Average interest bearing deposits during 2006 were $27,166,000 more than in 2005 and average noninterest bearing demand deposits were $3,522,000 more than in 2005.

The significant growth in loans and deposits in 2006 was attributable primarily to the opening of the Bank's new Seneca office.

The yield on average earning assets for 2006 was 6.01%, an increase of 66 basis points over the 2005 yield. However, the rate paid on average interest bearing liabilities for 2006 increased by 115 basis points to 3.87% in 2006 from 2.72% in 2005. Promotional rates paid for deposits in conjunction with the opening of the new Seneca office were a significant factor in this increase. The combination of these factors resulted in a decrease in the interest rate spread of 49 basis points, and the net yield on earning assets decreased by 30 basis points to 2.82%.

As discussed in more detail under "Quarterly Financial Information (Unaudited)," the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") effective on January 1, 2006. Accordingly, compensation expenses related to certain stock options issued to officers and directors were initially recognized in 2006. In 2006, the Company modified the terms of all remaining non-vested options issued in 2005 to provide for the vesting of those options in 2006 (under their original terms, those options would have vested in four equal annual increments after 2005). Furthermore, in the fourth quarter of 2006, the terms of all options issued in 2006 were modified to provide for their immediate vesting. As a result, all of the future compensation costs associated with the Company's option grants to date were accelerated and recognized during 2006. Share-based compensation expenses recognized in 2006 totaled $593,000. Of this amount, $302,000 was included in salaries and employee benefits and $291,000 was included in other expense.

During the second quarter of 2006, the Company completed construction of a multi-story office building which houses an additional full service banking office in Seneca, SC. Certain executive officers and other personnel were relocated into the building, as well. The banking office employs 8 full-time personnel.

The Bank has received regulatory approval to open a new full-service banking office in the City of Anderson, SC. Construction of this office is expected to begin during the first quarter of 2007 with completion expected during the fourth quarter of 2007. The cost of construction is expected to be approximately $800,000. Land intended to be used for the Bank's further expansion in Anderson County has also been obtained near Powdersville, SC.

The provision for loans losses for 2006 was $65,000, a decrease of $185,000 or 74.0% from the $250,000 provided in 2005. For 2006, net loan charge-offs decreased by $135,000 from the 2005 amount. Year end 2006 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) decreased $855,000 from the amount at the end of 2005. Potential problem loans increased $1,028,000 by the end of 2006 compared with the end of 2005. Of the 2006 year end potential problem loans, 86.4% were secured by real estate mortgages compared with 83.7% at the end of 2005.

2005 Compared with 2004

For the year ended December 31, 2005, the Company recorded net income of $3,730,000, an increase of $293,000, or 8.5%, over net income of $3,437,000 for 2004. Net income per share for 2005 was $1.28 compared with $1.18 for 2004. Per share net income, assuming dilution from outstanding stock options, was $1.21 for 2005 and $1.12 for 2004. Return on average assets was 1.21% for 2005 compared with 1.17% for 2004. Return on average shareholders' equity was 13.65% for 2005 compared with 14.20% for 2004.

Net income for 2005 increased primarily due to an increase in net interest income. Rising interest rates throughout 2005, coupled with increasing volumes of interest earning assets and interest bearing liabilities, resulted in increased interest earnings and interest expenses across all major categories. Interest income on loans increased $1,233,000. Approximately two-thirds of this increase was attributable to increased amounts of loans outstanding and one-third was related to increases in the associated yields earned. The Company also continued to experience a high level of activity in its investment securities portfolio as issuers continued to redeem securities outstanding in 2005. The Company increased the yield on securities by 19 basis points for 2005 by purchasing securities throughout the year to replace those redeemed. Yields on federal funds sold also increased in 2005.

More than 80% of the increase in interest expense was the result of higher rates paid primarily to retain interest bearing funds on deposit. Total deposits grew $11,845,000 during 2005 with approximately one-fourth of that growth accounted for in noninterest bearing demand deposits. In 2005, average interest bearing deposits were $4,333,000 more than in 2004 and average noninterest bearing demand deposits were $3,240,000 more than in 2004.

The provision for loans losses for 2005 was $250,000, a decrease of $130,000 or 34.2% from the amount provided in 2004. For 2005, net loan charge-offs decreased by $113,000. Year end 2005 nonperforming loans (nonaccrual loans and accruing loans 90 days or more past due) decreased $569,000 from the amount at the end of 2004. Potential problem loans increased $745,000 by the end of 2005 compared with the end of 2004, but 83.7% of the 2005 year end potential problem loans were secured by real estate mortgages compared with 53.5% at the end of 2004.

Other income and other expenses each continued to grow in 2005. Growth in other income was attributable primarily to increases in service charges on deposit accounts resulting from the Company's continuing efforts to identify and charge appropriately for services it performs for its customers. Other expense increased primarily due to normal salary increases granted to employees and increased expenses of operating the banking subsidiary's office network and its data processing operation.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

2006 Compared with 2005

Net interest income was $9,215,000, $9,302,000, and $8,871,000 for 2006, 2005 and 2004, respectively. Interest income for 2006 was $19,600,000, an increase of $3,677,000, or 23.1%, over 2005. Interest expense for 2006 was

$10,385,000, an increase of $3,764,000, or 56.8%, over 2005. The Company experienced higher average volumes of interest earning assets and interest bearing liabilities in 2006 as well as higher average yields and rates on those instruments.

Managing net interest margin effectively during 2006 was extremely challenging. During the first seven months of 2006, the Federal Reserve continued the regular, quarter-point increases in the federal funds rate which began in June 2004. For the remainder of the year, the central bank adopted a "wait and see" attitude, and maintained their interest rate targets at the levels set previously. Since the end of 2003, short-term market interest rates (rates on instruments with maturities up to one year) have increased between approximately 350 and 400 basis points while the rates associated with longer term instruments have been less affected. For example, rates associated with five year maturities increased approximately 175 basis points and rates on ten year maturities increased approximately 70 basis points. Interest rates applicable to the Company's deposit and loan products are centered mainly in the shorter, more volatile end of the maturity spectrum. Some investment securities have longer-term maturities and certain longer-term loans, primarily collateralized by real estate, may contain terms that allow the Company to vary their interest rates no less frequently than every five years.

The average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) declined by 49 basis points in 2006 compared with 2005, and the net yield on average earning assets (net interest income divided by average interest earning assets) declined by only 30 basis points. This was the result of increasing higher yielding average loans by a greater percentage than either the other categories of earning assets or interest bearing liabilities during 2006.

As of December 31, 2006 and 2005, approximately $54,000,000 and $47,000,000, respectively, or 26.6% and 27.8%, respectively of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average yield earned on loans in 2006 was 7.53%, compared with 7.00% during 2005.

Competition for interest bearing deposits continued to be strong in 2006, and the Company responded by increasing the rates paid for those funds. Additionally, in conjunction with the opening of the new banking office in Seneca, SC, the Company offered promotional interest rates that were higher than market rates on interest bearing transaction account products. As a result, the average rates paid for those deposit accounts in 2006 were 183 basis points higher than in 2005. Overall, the rates paid for all categories of average interest bearing deposits increased by 118 basis points for 2006 when compared with 2005, and interest expense for those funds in 2006 was $3,827,000, or 60.6%, more than in 2005. Year-over-year deposit growth was particularly strong in interest bearing transaction accounts, primarily due to the promotional rates paid.

Average interest earning assets during 2006 were $326,279,000, an increase of $28,429,000 or 9.5% over 2005. Average investment securities for 2006 totaled $116,379,000, an increase of $5,823,000 or 5.3% over the 2005 average amount. Average loans for the 2006 twelve-month period totaled $184,032,000, an increase of $19,789,000 or 12.0% over 2005. Average loans were 56.4% and 55.1% of average interest earning assets for 2006 and 2005, respectively. Average federal funds sold for 2006 were $24,814,000, an increase of $2,930,000 or 13.4% over 2005. Average interest bearing liabilities during 2006 totaled $268,493,000, representing an increase of $24,985,000 or 10.3% over the amount for 2005. Average interest bearing transaction accounts increased to $46,942,000 for 2006, an increase of $10,831,000 or 30.0% over the 2005 average amount. Average time deposits of $100,000 and over increased to $72,936,000 for 2006 from $64,821,000 in the prior year, an increase of $8,115,000 or 12.5%. Average time deposits less than $100,000 increased to $114,091,000 for 2006 from $105,798,000 in 2005, representing an increase of $8,293,000 or 7.8%. Average short and long-term borrowings decreased to $6,011,000 for 2006 from $8,192,000 for 2005. The banking subsidiary borrowed $10,000,000 from the Federal Home Loan Bank of Atlanta late in the second quarter of 2004. As of the end of 2006, $5,500,000 of that debt remained outstanding.

2005 Compared with 2004

Net interest income was $9,302,000, $8,871,000, and $7,575,000 for 2005, 2004 and 2003, respectively. Interest income for 2005 was $15,923,000, an increase of $1,975,000, or 14.2%, over 2004. Interest expense for 2005 was $6,621,000, an increase of $1,544,000, or 30.4%, over 2004. The Company experienced higher average volumes of interest earning assets and interest bearing liabilities in 2005 as well as higher average yields and rates on those instruments.

As expected, managing net interest margin effectively in the rising rate environment that prevailed throughout the year was also a challenge during 2005. Although the average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) declined by 14 basis points in 2005 compared with 2004, the net yield on average earning assets (net interest income divided by average interest earning assets) declined by just one basis point. This result was achieved by increasing average non-interest bearing funding sources through growth in demand deposits and retention of earnings.

During 2005, the Federal Reserve Bank's Open Market Committee continued its policy of measured interest rate increases affecting primarily the federal funds rate and loans made by Federal Reserve Banks to their member banks. As a result, interest rates on a broad array of generally short-term financial instruments, including the prime rate, a key determinant of rates charged to the Bank's most credit-worthy customers and a factor considered in all loan-pricing decisions, also rose. As also experienced in the latter half of 2004 when the policy was first implemented, longer term rates (generally rates for instruments with original maturities of more than five years) remained mostly stable during 2005. As a result of these factors, the yield curve changed from steep to almost flat during 2005.

Another factor affecting the Company's yields on loans, especially new loans originated in 2005, was attractive interest rates offered by the financing subsidiaries of automobile manufacturers. The Company's outstanding loans to individuals to purchase automobiles were virtually unchanged at the end of 2005 from the amounts of such loans at the end of 2004. Furthermore, the average yield on such loans was lower at the end of 2005 than at the end of 2004. Other manufacturers of consumer and household goods increasingly offer incentive-rate financing of their products through related companies in an effort to increase their sales. These companies represent a relatively new and growing source of competition to banks and other financial institutions.

As of December 31, 2005 and 2004, approximately $47,000,000 and $48,000,000, respectively, or 27.8% and 30.4%, respectively of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average yield earned on loans in 2005 was 7.00%, compared with 6.73% during 2004.

Competition for interest bearing deposits was strong in 2005, and the Company responded by increasing the rates paid for those funds. As a result, the average rate paid for average interest bearing deposits increased by 57 basis points for 2005 when compared with 2004, and interest expense for those funds in 2005 was $1,429,000, or 29.2%, more than in 2004. Year-over-year deposit growth was noted in noninterest bearing demand accounts and time deposits. The Company believes that reductions in interest bearing transaction accounts and savings accounts were a result of depositors attempting to maximize the returns on their funds by shifting to longer-term instruments, such as certificates of deposit, that offered higher rates. Additionally, widely-disseminated reports that the current Federal Reserve policy to increase interest rates might be coming to an end may have influenced some depositors to invest their funds on a longer-term basis before rates began to decline once again.

Average interest earning assets during 2005 were $297,850,000, an increase of $14,234,000 or 5.0% over 2004. Average investment securities for 2005 totaled $110,556,000, an increase of $4,507,000 or 4.2% over the 2004 average amount. Average loans for the 2005 twelve-month period totaled $164,243,000, an increase of $11,697,000 or 7.7% over 2004. Average loans were 55.1% and 53.8% of average interest earning assets for 2005 and 2004, respectively. Average federal funds sold for 2005 were $21,884,000, a decrease of $2,242,000 or 9.3% from 2004. Average interest bearing liabilities during 2005 totaled $243,508,000, representing an increase of $7,116,000 or 3.0% over the amount for 2004. Average time deposits of $100,000 and over increased to $64,821,000 for 2005 from $60,301,000 in the prior year, an increase of $4,520,000 or 7.5%. Average time deposits less than $100,000 increased to $105,798,000 for 2005 from $103,923,000 in 2004, representing an increase of $1,875,000 or 1.8%. Average interest bearing transaction and savings accounts decreased to $64,697,000 for 2005, a decrease of $2,062,000 or 3.1% from 2004. Average short and long-term borrowings increased to $8,192,000. The banking subsidiary borrowed $10,000,000 from the Federal Home Loan Bank of Atlanta late in the second quarter of 2004. As of the end of 2005, $6,500,000 of that debt, which originally was in the forms of both short-term borrowings and long-term debt, remained outstanding.

The table, "Average Balances, Yields and Rates", provides an analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2006, 2005 and 2004.

Average Balances, Yields and Rates

	Years ended December 31,								
		2006			2005			2004	
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 82	$ 4	4.88%	$ 168	$ 5	2.98%	$ 29	$ 1	3.45%
Taxable securities	99,922	3,868	3.87%	106,149	3,564	3.36%	103,973	3,285	3.16%
Tax-exempt securities (2)	16,457	636	3.86%	4,407	150	3.40%	2,076	73	3.52%
Federal funds sold	24,814	1,175	4.74%	21,884	668	3.05%	24,126	295	1.22%
Federal Home Loan Bank stock	972	52	5.35%	999	38	3.80%	866	29	3.35%
Loans (2) (3) (4)	184,032	13,865	7.53%	164,243	11,498	7.00%	152,546	10,265	6.73%
Total interest earning assets	326,279	19,600	6.01%	297,850	15,923	5.35%	283,616	13,948	4.92%
Cash and due from banks	6,573			4,845			4,786		
Allowance for loan losses	(2,263)			(2,304)			(2,268)		
Unrealized securities gains (losses)	(2,341)			(1,601)			(684)		
Premises and equipment	7,586			5,240			4,365		
Other assets	3,914			3,346			3,943		
Total assets	$ 339,748			$ 307,376			$ 293,758		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 46,942	$1,358	2.89%	$ 36,111	$ 383	1.06%	$ 35,707	$ 244	0.68%
Savings	28,513	736	2.58%	28,586	381	1.33%	31,052	154	0.50%
Time deposits $100M and over	72,936	2,953	4.05%	64,821	2,118	3.27%	60,301	1,481	2.46%
Other time deposits	114,091	5,100	4.47%	105,798	3,438	3.25%	103,923	3,012	2.90%
Total interest bearing deposits	262,482	10,147	3.87%	235,316	6,320	2.69%	230,983	4,891	2.12%
Short-term borrowings	56	2	3.57%	736	18	2.45%	1,352	27	2.00%
Long-term debt	5,955	236	3.96%	7,456	283	3.80%	4,057	159	3.92%
Total interest bearing liabilities	268,493	10,385	3.87%	243,508	6,621	2.72%	236,392	5,077	2.15%
Noninterest bearing demand deposits	38,197			34,675			31,435		
Other liabilities	2,489			1,873			1,735		
Shareholders' equity	30,569			27,320			24,196		
Total liabilities and shareholders' equity	$ 339,748			$ 307,376			$ 293,758		
Interest rate spread (5)			2.14%			2.63%			2.77%
Net interest income and net yield on earning assets (6)		$9,215	2.82%		$9,302	3.12%		$8,871	3.13%
Interest free funds supporting earning assets (7)	$ 57,786			$ 54,342			$ 47,224		

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2006 Compared with 2005			2005 Compared with 2004		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
			(Dollars in thousands)			
Interest bearing deposits due from banks	$ (3)	$ 2	$ (1)	$ 4	$ -	$ 4
Taxable securities	(218)	522	304	70	209	279
Tax-exempt securities	463	23	486	79	(2)	77
Federal funds sold	99	408	507	(30)	403	373
Federal Home Loan Bank stock	(1)	15	14	4	5	9
Loans	1,450	917	2,367	808	425	1,233
Total interest income	1,790	1,887	3,677	935	1,040	1,975
Interest bearing deposits						
Interest bearing transaction accounts	144	831	975	3	136	139
Savings	(1)	356	355	(13)	240	227
Time deposits $100M and over	287	548	835	118	519	637
Other time deposits	287	1,375	1,662	55	371	426
Short-term borrowings	(22)	6	(16)	(16)	7	(9)
Long-term debt	(59)	12	(47)	130	(6)	124
Total interest expense	636	3,128	3,764	277	1,267	1,544
Net interest income	$ 1,154	$ (1,241)	$ (87)	$ 658	$ (227)	$ 431

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently expects that interest rates will remain relatively stable during 2007. Management has not presently identified any factors that it believes might cause interest rates to increase or decrease rapidly in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2007 are expected to result primarily from changes in the volumes of interest earning assets and liabilities.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $65,000, $250,000 and $380,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The decreased provisions in 2006 and 2005 were largely the result of low amounts of net loan charge-offs, a slower rate of loan growth during 2005, and a lower amount of nonaccrual and past due loans for 2006 and 2005. The allowance for loan losses as a percentage of total loans at year-end was 1.10 for 2006 compared with 1.34% for 2005. Net charge-offs for 2006 were $89,000, a decrease of $135,000 from the 2005 amount. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Noninterest income for 2006 increased by $15,000 over the amount for 2005, primarily due to increased sales of credit life insurance and higher amounts of income from ATM and other debit card-related services. There were no realized gains or losses on sales of investment securities in 2006 or 2005. Mortgage brokerage income for 2006 was $42,000 less than for 2005. The Company generally originates fixed rate residential mortgage loans under an agency relationship with another financial institution, and, as was also the case in 2005, such originations were lower in 2006 than in prior years. Conversely, the Company originates for its own account residential mortgage loans with terms that allow the Company to adjust the loans' interest rates not less frequently than every five years.

Noninterest income for 2005 increased by $85,000 over the amount for 2004, primarily due to increased service charges on deposit accounts and higher amounts of other income. There were no realized gains or losses on sales of investment securities in 2005. Mortgage brokerage income for 2005 was $39,000 less than for 2004 because the Company's volume of fixed rate residential mortgage loan originations was lower than in prior years.

Other Expenses

2006 Compared with 2005

Noninterest expense for 2006 increased by $1,332,000, or 24.6%, over the amount for 2005. Salaries and employee benefits increased by $744,000, or 25.6%, over the amount for 2005 primarily due to the effects of the adoption of SFAS 123(R), the opening of the new Seneca banking office, and normal periodic salary increases. Occupancy and furniture and equipment expenses for 2006 increased by $166,000 or 27.1%.

As of December 31, 2006, the Company has two stock-based employee compensation plans. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost was previously reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company previously provided only the pro forma disclosures required by Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as amended. Effective January 1, 2006, the Company adopted SFAS 123(R), "Share-Based Payment." In the fourth quarter of 2006, the Company's board of directors modified all outstanding options so that they would be vested immediately. Therefore, all of the compensation costs for all affected options ever granted were included in the determination of net income for 2006.

In the second quarter of 2006, the Company completed construction of a new three-story office building in Seneca, SC where it opened a new full-service banking office and into which it relocated several of its executive officers and related support staff. As a result, the Walhalla banking office and the deposit and computer operations departments expanded into the floor space previously occupied by those personnel, the older office in Seneca gained additional office space, and the Company realized increased efficiency by having its executives housed in one location.

Certain noninterest expenses are expected to continue to increase in 2007, including occupancy and furniture and equipment expense. It is expected that the acceleration of the vesting of stock options, and the recognition of the related expense in 2006, will result in lower amounts of salaries and employee benefits in 2007. However, the Company continues to expand the Bank's network of offices as evidenced by the new Seneca, SC office opened in 2006, a newly approved future location in the City of Anderson, SC where grading of the property was commenced late in the fourth quarter of 2006, and the acquisition of property for future expansion near Powdersville, SC. As these new offices are completed and opened for business, the Company expects that other expenses will continue to increase. Management closely monitors noninterest expenses so that profitability objectives may be achieved while promoting growth in the Company's market share in Oconee and Anderson counties.

2005 Compared with 2004

Noninterest expense for 2005 increased by $269,000, or 5.2%, over the amount for 2004. Salaries and employee benefits increased by $123,000, or 4.4%, over the amount for 2004 primarily due to normal periodic salary increases and increases in expenses for employee insurance benefits.

Net occupancy and furniture and equipment expenses increased in 2005 by $38,000, primarily due to higher real estate taxes, increased depreciation, and maintenance expenses associated with the Company's data processing operations.

Other expenses for 2005 increased by $109,000, or 6.1%, over the amount for 2004 as a result of higher expenses associated with software used for the Company's data processing operations, expenses for professional services, advertising, services obtained from a correspondent bank and fidelity insurance. Additionally, during 2005 the Bank experienced losses of $166,000 related to fraudulent check activity, representing an increase of $153,000 over the amount of such losses in 2004. Reductions in expenses for 2005 were noted for expenses related to foreclosed assets, primarily due to lower losses on sales and fewer valuation losses recognized on properties held, a reduction in the FDIC's deposit insurance assessment, and lower expense for stationery, printing and postage.

Income Taxes

For 2006, federal and state income taxes decreased by $507,000, or 24.8%, to $1,534,000. For 2005, federal and state income tax expenses increased by $84,000, or 4.3%, to $2,041,000. The effective income tax rates (income tax expense divided by income before income taxes) were 33.7% for 2006, 35.4% for 2005 and 36.3% for 2004. The Company's income from nontaxable sources, such as nontaxable investment securities or loans to local governments, has recently become a more significant factor in the determination of its effective tax rate. Nontaxable securities income totaled $636,000 in 2006, $150,000 in 2005 and $73,000 in 2004.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

	December 31,		
	2006	2005	2004
	(Dollars in thousands)		
Available-for-sale			
Government-sponsored enterprises	$ 56,204	$ 58,004	$ 46,768
State, county and municipal	18,939	9,960	2,101
Mortgage-backed securities	27,344	34,106	43,214
Total available-for-sale	102,487	102,070	92,083
Held-to-maturity			
Mortgage-backed securities	6,595	7,751	9,369
Total securities	$ 109,082	$ 109,821	$ 101,452

The following table presents maturities and weighted average yields of securities at December 31, 2006. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

	December 31, 2006									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Government-sponsored enterprises	$ 10,243	2.94%	$ 36,998	4.32%	$ 6,990	5.64%	$ 1,973	5.37%	$ 56,204	4.27%
State, county and municipal	-	0.00%	556	2.92%	2,061	3.72%	16,322	3.91%	18,939	3.86%
Mortgage-backed securities (1)	244	3.92%	12,882	3.81%	5,095	3.73%	15,718	4.14%	33,939	3.95%
Total	$ 10,487	2.96%	$ 50,436	4.17%	$ 14,146	4.67%	$ 34,013	4.10%	$ 109,082	4.10%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal Farm Credit Banks. Securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Evidencing the high-quality of the issuers, however, these securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations and states and other political subdivisions. As of December 31, 2006, the Company had invested in securities issued by GSEs in amounts exceeding 10% of stockholders equity as follows: Federal Home Loan Mortgage Corporation - $28,586,000, Federal Home Loan Banks - $27,966,000 and Federal National Mortgage Association - $31,447,000. The Company believes that its investment in these securities at these levels is prudent, given the excellent credit ratings enjoyed by the GSEs.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2006 and 2005, the Company realized no gains or losses on sales of investment securities. During 2004, the Company realized net losses of $10,000 on the sale of securities available-for-sale. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2004 through 2006.

The investment portfolio decreased by $739,000 in 2006 from the 2005 year-end amount. During 2006, the Company's investment in securities issued by state, county and municipal governments increased by $8,979,000, or 90.2%, while its investment in mortgage-backed securities decreased by $7,918,000, or 18.9%, continuing a trend which began in 2005. During 2006, the Company did not purchase any mortgage-backed securities. Income from securities issued by state, county and municipal governments is generally exempt from federal income taxes. Through the interest rate cycle, the advantages of holding different types of securities changes. Consequently, the composition of the investment portfolio may change as management continually seeks to maximize the yield realized from the portfolio within the restraints of other risk mitigation policies.

During 2005, the Company's holdings of mortgage-backed securities decreased by approximately $10,726,000. Generally, the Company's investment in mortgage-backed securities consists of pass-through securities issued by GSEs. Those pass-through securities supply the Company with a source of liquidity since payments made on the mortgage loans underlying the securities are remitted to the Company monthly. Rapid repayment of such securities occurred throughout 2005 in response to the low fixed interest rates then available for financing residential mortgage loans. The Company acquired approximately $3,778,000 of mortgage-backed securities, and repayments of such securities totaled approximately $14,504,000 during 2005.

By reducing its holdings of mortgage-backed securities and increasing other types of securities held, management believes that it reduced much of the uncertainty associated with the cash flows expected from its securities portfolio. Contractual cash flows from mortgage-backed securities consist of the aggregated principal and interest payments of the underlying mortgage loans that were pooled during the creation of the specific security. However, actual cash flows derived from those securities recently have generally exceeded the amounts required contractually due to refinancing and other activity conducted by homeowners. As a result, as prepayments were received, the Company expended considerable effort to maintain the investment portfolio at levels needed to satisfy its pledging requirements for governmental deposits and to meet its earnings goals. Conversely, cash flows from non-pass-through securities issued directly by GSEs currently are more predictable because they are generally made up of only semi-annual interest payments and the inflow at maturity of the face value of the security. While many such securities contain provisions for early redemption at a certain date (or sometimes at any interest payment date), the issuer's potential exercise of those provisions normally occurs only if interest rates at the time the call can be exercised are substantially lower than the security's contractual interest rate, and the issuer's intent to exercise the call provision is announced prior to the effective date of the redemption. Consequently, the Company is afforded the opportunity to reinvest the proceeds of the security, if desired or needed, in a more orderly fashion. Because of the increases in interest rates which began in June 2004, securities issuers exercised call provisions during the latter part of 2004 and throughout 2005 and 2006 less frequently than in prior years. During 2006 and 2005, calls totaled $3,203,000 and $5,000,000, respectively. In 2004 more than $36,000,000 of the Company's investment securities were called.

The overall yield on investment securities held as of December 31, 2006 was 4.10%, compared with a yield of 3.61% on securities held as of December 31, 2005. As of December 31, 2006, securities with a carrying value of $72,203,000 were pledged to secure public deposits. Short-term market rates of interest increased somewhat during 2006 and more dramatically in 2005. Longer-term interest rates in both years were relatively more stable. These external factors contribute significantly to the Company's pricing structure for its loan and deposit products and, to a large extent, determine the yields available on investment securities.

All mortgage-backed securities held by the Company in 2006 and 2005 were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market area.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Commercial, financial and industrial					
Commercial and industrial	$ 22,268	$ 20,873	$ 21,907	$ 20,592	$ 19,124
Purchasing or carrying securities	2,000	2,136	2,372	2,323	2,547
Real estate - construction	1,982	674	338	436	822
Real estate - mortgage					
1-4 family residential	98,708	72,774	65,360	58,762	54,471
Multifamily (5 or more) residential	1,900	1,229	1,036	2,095	2,311
Nonfarm, nonresidential	47,337	46,544	43,589	40,834	36,122
Consumer installment					
Credit card and checking credit	1,334	1,148	1,036	998	1,033
Other	27,437	23,940	22,137	21,610	20,929
Total loans	$ 202,966	$ 169,318	$ 157,775	$ 147,650	$ 137,359

Percentage Loan Portfolio Composition

	December 31,				
	2006	2005	2004	2003	2002
Commercial, financial and industrial					
Commercial and industrial	11.0%	12.3%	13.9%	13.9%	13.9%
Purchasing or carrying securities	1.0%	1.3%	1.5%	1.6%	1.8%
Real estate - construction	1.0%	0.4%	0.2%	0.3%	0.6%
Real estate - mortgage					
1-4 family residential	48.6%	43.0%	41.4%	39.8%	39.7%
Multifamily (5 or more) residential	0.9%	0.7%	0.7%	1.4%	1.7%
Nonfarm, nonresidential	23.3%	27.5%	27.6%	27.7%	26.3%
Consumer installment					
Credit card and checking credit	0.7%	0.7%	0.7%	0.7%	0.8%
Other	13.5%	14.1%	14.0%	14.6%	15.2%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $33,648,000 or 19.9% in 2006, compared with $11,543,000 or 7.3% in 2005. The ratio of total loans to total deposits at the end of 2006 was 65.9%, compared with 60.5% at the end of 2005. The percentage composition of the loan portfolio as to type of loan trended more toward loans secured by 1-4 family residential real estate and away from commercial, financial and industrial loans during the five year period ended December 31, 2006.

Commercial and industrial loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2006, total commercial, financial and industrial loans increased by $1,259,000 or 5.5%, compared with a decrease of $1,270,000 or 5.2%, during 2005. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $793,000 or 1.7%, compared with an increase of $2,955,000 or 6.8% in 2005. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-value ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 73% and 71% of the Company's loan portfolio at the end of 2006 and 2005, respectively. Real estate mortgage loans of all types grew $27,398,000 during 2006 and by $10,562,000 during 2005. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, loans with high debt-to-worth ratios (without requiring the purchaser to obtain private mortgage insurance), loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2006, as well as the type of interest requirement on such loans.

	December 31, 2006			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 12,120	$ 11,582	$ 566	$ 24,268
Real estate - construction	1,205	749	28	1,982
Real estate - mortgage	39,989	68,699	39,257	147,945
Consumer installment	7,225	18,938	2,608	28,771
Total loans	$ 60,539	$ 99,968	$ 42,459	$ 202,966
Predetermined rate, maturity greater than one year		$ 93,216	$ 12,863	$ 106,079
Variable rate or maturity within one year	$ 60,539	$ 6,752	$ 29,596	$ 96,887

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. The Company had no loans accounted for as troubled debt restructurings in the past five years. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Nonaccrual loans	$ 50	$ 900	$ 1,465	$ 997	$ 866
Accruing loans 90 days or more past due	-	5	9	-	-
Total	$ 50	$ 905	$ 1,474	$ 997	$ 866
Percent of total loans	0.0%	0.5%	0.9%	0.7%	0.6%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The amount of interest income that would have been included in income if nonaccrual loans had been current in accordance with their terms and the amounts of interest income actually accrued and collected were immaterial to the consolidated financial statements for 2006, 2005 and 2004.

As of December 31, 2006, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2006 determined by management to be potential problem loans was $3,176,000, an increase of $1,028,000 over the amount of such loans as of December 31, 2005. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

	December 31, 2006	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 2,745	86.4%
Vehicles	196	6.2%
Mobile homes	11	0.3%
Other	129	4.1%
Unsecured	95	3.0%
Total	$ 3,176	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 202,966	$ 169,318	$ 157,775	$ 147,650	$ 137,359
Average amount of loans outstanding	184,032	164,243	152,546	142,322	130,104
Balance of allowance for loan losses - beginning	$ 2,266	$ 2,240	$ 2,197	$ 1,950	$ 1,200
Loans charged off					
Commercial and industrial	13	-	31	305	193
Real estate - mortgage	6	61	104	-	131
Consumer installment	115	242	226	-	223
Total charge-offs	134	303	361	305	547
Recoveries of loans previously charged off					
Commercial and industrial	-	-	6	30	1
Real estate - mortgage	31	10	-	-	-
Consumer installment	14	69	18	-	5
Total recoveries	45	79	24	30	6
Net charge-offs	89	224	337	275	541
Additions to allowance charged to expense	65	250	380	522	1,291
Balance of allowance for loan losses - ending	$ 2,242	$ 2,266	$ 2,240	$ 2,197	$ 1,950
Ratios					
Net charge-offs to average loans	0.05%	0.14%	0.22%	0.19%	0.42%
Net charge-offs to loans at end of period	0.04%	0.13%	0.21%	0.19%	0.39%
Allowance for loan losses to average loans	1.22%	1.38%	1.47%	1.54%	1.50%
Allowance for loan losses to loans at end of period	1.10%	1.34%	1.42%	1.49%	1.42%
Net charge-offs to allowance for loan losses	3.97%	9.89%	15.04%	12.52%	27.74%
Net charge-offs to provision for loan losses	136.92%	89.60%	88.68%	52.68%	41.91%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2006, 2005 and 2004, are summarized below:

Average Deposits

	Years Ended December 31,					
	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 38,197	12.7%	$ 34,675	12.8%	$ 31,435	12.0%
Interest bearing transaction accounts	46,942	15.6%	36,111	13.4%	35,707	13.6%
Savings	28,513	9.5%	28,586	10.6%	31,052	11.8%
Time deposits $100M and over	72,936	24.3%	64,821	24.0%	60,301	23.0%
Other time deposits	114,091	37.9%	105,798	39.2%	103,923	39.6%
Total deposits	$300,679	100.0%	$269,991	100.0%	$262,418	100.0%

As of December 31, 2006, there were $68,277,000 in time deposits of $100,000 or more. Approximately $19,868,000 mature within three months, $15,672,000 mature over three through six months, $19,311,000 mature over six through twelve months and $13,426,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, is attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2006, approximately $13,668,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2006	2005	2004
Return on assets	0.89%	1.21%	1.17%
Return on equity	9.87%	13.65%	14.20%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	9.00%	8.89%	8.24%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 67.0% of average total assets during 2006 compared with 66.7% during 2005. Deposits of several local governmental entities comprised approximately 13% of total deposits at the end of both 2006 and 2005. Because of the potentially volatile nature of this funding source, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. During 2004, the banking subsidiary obtained approximately $10,000,000 of short-term borrowings and long-term debt from the FHLB. As of December 31, 2006, $5,500,000 of these borrowings remained outstanding and the banking subsidiary is eligible to borrow up to an additional $33,452,000 from the FHLB. Such borrowings are secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets actually or potentially subject to this lien totaled approximately $86,052,000 as of December 31, 2006. In addition, the banking subsidiary has available unused short-term lines of credit to purchase up to an additional $6,400,000 of federal funds from unrelated correspondent institutions. The lines generally limit the period of time that any related borrowings may be outstanding and are cancelable at any time in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale and funds available from maturing loans and mortgage-backed securities paydowns provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings ($3,042,000 at December 31, 2006) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2006, 2005 and 2004, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $4,361,000 and $2,918,000 during 2006 and 2005, respectively. During 2006, net income increased shareholders' equity by $3,018,000 and the exercise of employee stock options provided an increase of $83,000. Share-based compensation costs included in net income were offset by increases in additional paid-in capital totaling $593,000, as required by SFAS 123(R). Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, increased shareholders' equity by $673,000. Approximately $6,000 was paid in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2006. During 2005, net income increased shareholders' equity by $3,730,000 and the exercise of employee stock options provided an increase of $92,000. Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains and losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $898,000. Approximately $6,000 was paid in lieu of the issuance of fractional shares in conjunction with the 5% stock dividend declared in 2005.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2006 and 2005, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized as defined in Federal Deposit Insurance Act, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Bank as less than well capitalized based on subjective criteria. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 35,457	15.7%	$ 18,063	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 33,215	14.7%	$ 9,032	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 33,215	9.7%	$ 13,737	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 34,997	15.5%	$ 18,063	8.0%	$ 22,579	10.0%
Tier 1 Capital to risk weighted assets	$ 32,755	14.5%	$ 9,032	4.0%	$ 13,547	6.0%
Tier 1 Capital to average assets (leverage)	$ 32,755	9.5%	$ 13,738	4.0%	$ 17,172	5.0%
December 31, 2005						
The Company						
Total Capital to risk weighted assets	$ 32,518	16.7%	$ 15,563	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 30,252	15.6%	$ 7,781	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 30,252	9.7%	$ 12,433	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 29,120	16.1%	$ 15,563	8.0%	$ 19,453	10.0%
Tier 1 Capital to risk weighted assets	$ 31,386	15.0%	$ 7,781	4.0%	$ 11,672	6.0%
Tier 1 Capital to average assets (leverage)	$ 31,386	9.4%	$ 12,433	4.0%	$ 15,541	5.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance-sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2006	2005
	(Dollars in thousands)	
Loan commitments	$ 33,764	$ 23,653
Standby letters of credit	1,114	874

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

The Company has received regulatory approval to open a new banking office building in the City of Anderson, South Carolina. It is expected that the building will cost $800,000, and that additional expenditures of approximately $250,000 will be required to furnish and equip the building.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the provision and allowance for loan losses discussed below is a critical accounting policy that may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of this critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable the committee to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, based on such estimates, provide for an allowance for loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about a particular borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and validated by the Company's independent external credit review firm

The provision for loan losses charged to expense decreased in 2006 to $65,000 compared with $250,000 for 2005 and $380,000 for 2004. The allowance for loan losses at the end of 2006 was $2,242,000, a decrease of $24,000 from the $2,266,000 allowance as of the end of 2005. As a percentage of total loans outstanding at year end, the allowance for loan losses was 1.10%, 1.34%, 1.42%, 1.49% and 1.42% for 2006, 2005, 2004, 2003 and 2002, respectively.

Higher levels of loans collateralized by mortgages on real estate, lower amounts of nonperforming loans, and a significantly lower incidence in loan charge-offs in 2006 contributed to the decrease in the 2006 provision for loan losses. The Company's loan portfolio increasingly is collateralized by residential and commercial real estate. Such collateral, combined with other conservative underwriting standards, is believed to offer the Company substantial protection from ultimately incurring losses in the event that foreclosure and liquidation of the collateral is necessary.

The $250,000 provision for loan losses 2005 resulted primarily from increases in potential problem loans, the $11,543,000 growth of the loan portfolio, and was influenced by lower net charge-offs that reflected both a reduced level of charge-offs and higher recoveries of amounts previously charged against the allowance. Net charge-offs to average loans in 2005 was substantially lower than the trailing four-year average of that measure.

In 2004, the $380,000 provision for loan losses resulted primarily from higher levels of charge-offs, increased levels of nonaccrual and potential problem loans, changes in the economic characteristics of the Company's market area, uncertainty about the effect of increasing interest rates on loan customers' abilities to cope with potentially higher repayment requirements, and growth of the loan portfolio.

In 2003, the $522,000 provision for loan losses resulted primarily from uncertainty caused by the bankruptcy of the funding subsidiary of a local mortgage banking operation which resulted in losses of approximately $200,000,000 among local investors.

In 2002, the provision for loan losses increased significantly over prior years primarily due to higher amounts of nonaccrual, past due, and potential problem loans, higher amounts of net charge-offs, and loan growth which included growth in a relatively new market area.

In making its judgments about the percentage factors applied to loan risk grade categories in 2003, management was relatively pessimistic about local conditions. Several key factors influenced management's development of its loan loss estimates that year, including increases in loans outstanding, net loan charge-offs, impaired or non-performing loans and potential problem loans over the previous three years. Management believes that the local economy remains relatively healthy and the effects on the Company's borrowers from the 2003 bankruptcy of a mortgage banking operation's local funding subsidiary are now better understood. That failure caused losses of approximately $200,000,000 to numerous large and small local investors. While manufacturing remains a significant sector of the local economy, it continues to be affected by industry pressures including increased off-shoring of production, especially as related to textile products. Total year-end loans grew 19.9%, 7.3%, and 6.9% in 2006, 2005, and 2004, respectively. Net loan charge-offs decreased to $89,000 in 2006 after decreasing to $224,000 in 2005 from $337,000 in 2004. As of the end of 2006, impaired loans decreased to $50,000 from $905,000 one year earlier, a decrease of $855,000, or 94.5%. Potential problem loans were $3,176,000 as of the end of 2006 compared with $2,148,000 at the end of 2005 and $1,403,000 at the end of 2004.

Collateral values of real estate and vehicles taken on many of the loans recognized as impaired and potential problem loans in prior years have so far helped keep charge-offs relatively low when considering the total credit exposure present in those loans.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements, and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of the provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. The total amount of loans secured by real estate mortgages increased by $55,041,000, or 59.2%, from $92,904,000 at the end of 2002 to $147,945,000 by the end of 2006. Of this increase, $44,237,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $11,215,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A significant or prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans and non-earning foreclosed assets and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for continued increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Hybrid Financial Instruments - The provisions of Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," are effective January 1, 2007. SFAS No. 155 simplifies the accounting for certain financial instruments containing embedded derivatives. SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of the Statement is not expected to have a material effect on the Company's consolidated financial statements.

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" are effective January 1, 2007. This Statement potentially simplifies the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Company currently has no separately recognized loan servicing rights or liabilities, and adoption of SFAS No. 156 in 2007 is not expected to have any effect on the Company's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 is not expected to have a material effect on the Company's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the Company as of January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk for the Company consists primarily of interest rate risk, particularly with respect to appropriately aligning the repricing characteristics of its earning assets and interest bearing funding sources. Management actively monitors and manages the Company's interest rate risk exposure. Other risks, such as credit quality and liquidity risk, are also managed in the normal course of business, but management considers interest rate risk to be the most significant market risk facing the Company. Other types of market risks, such as foreign currency exchange risk and commodity price risk do not constitute significant risks to the Company in the conduct of its business.

The Company's primary goal is to manage the mix and repricing characteristics of its interest earning assets and interest bearing liabilities within the context of a dynamic interest rate environment in such a way that net interest income grows consistently. To be successful, the Company must be able to achieve this result while simultaneously maintaining adequate capital and liquidity to meet its other obligations.

All of the Company's interest bearing deposits and its long-term debt mature or reprice within five years. Accordingly, the interest rates offered by the Company to attract such deposits are determined principally by reference to (1) the yield curve for U. S. Treasury securities with similar remaining maturities (adjusted for credit quality) and (2) the rates offered by other financial institutions in the Company's local market areas.

Rates charged for loans and accepted in return for investments in securities are determined similarly. Certain loan products, such as residential mortgage loans and loans for the purpose of financing commercial real estate development, may be relatively long-lived instruments. As such, the life-time funding of these types of loans usually consists of several short-term deposit or other debt instruments acquired serially throughout the life of the asset. Each of those funding events is associated with its own borrowing cost. Therefore, the profitability of the Company's interest earning assets may vary as the funding sources for the assets change through time. In some cases, longer-term deposits and borrowings may be acquired on a variable rate basis. The repricing characteristics of those sources do not necessarily match with the repricing characteristics of the assets that may be purchased with those funds.

Management limits the risks inherent in funding long-term assets with short-term sources primarily by limiting the potential period of "mismatch" in the repricing characteristics of affected assets and liabilities or by attempting to limit the amount by which the rates may vary. Generally, all loans with original maturities in excess of five years are made on a variable rate basis with frequent interest rate "reset" dates. Alternatively, when the repayment term of a loan is initially established in excess of five years, the Company ordinarily requires that the loan be reviewed and the interest rate changed to reflect current market conditions at least as often as every five years. Maturity periods for investment securities are generally not extended beyond the three to five year range unless long-term funding for the investment has been secured in advance.

To mitigate other types of risks that are indirectly related to changes in interest rate, such as those risks that could arise for customers who have sufficient resources to service their debts as long as interest rates remain low but insufficient resources if interest rates rise, the Company generally does not promote or grant loans to borrowers who qualify for credit only if the associated initial interest rate is unusually low. Also, consumers are not encouraged to borrow the maximum amount for which they might qualify.

In addition, the Company does not offer interest-only type loans for protracted periods, and discourages loans where there are high loan-to-value or high debt-to-income ratios. The Company generally does not use credit scoring techniques in isolation as a basis for extending consumer credit.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements.

Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2006 by $126,714,000, resulting in a cumulative gap ratio of .48. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2006 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2006				
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest bearing deposits due from banks	$ 67	$ -	$ -	$ -	$ 67
Securities	7,397	3,904	56,354	41,427	109,082
Federal Home Loan Bank stock	980	-	-	-	980
Federal funds sold	24,126	-	-	-	24,126
Loans (1)	43,533	34,733	109,962	14,688	202,916
Total interest earning assets	76,103	38,637	166,316	56,115	$ 337,171
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 52,619	$ -	$ -	$ -	$ 52,619
Savings	30,656	-	-	-	30,656
Time deposits $100M and over	19,992	34,859	13,426	-	68,277
Other time deposits	19,462	74,866	21,500	-	115,828
Short-term borrowings	4,500	-	-	-	4,500
Long-term debt	3,500	1,000	1,000	-	5,500
Total interest bearing liabilities	130,729	110,725	35,926	-	$ 277,380
Interest sensitivity gap	$ (54,626)	$ (72,088)	$ 130,390	$ 56,115	
Cumulative interest sensitivity gap	$ (54,626)	$ (126,714)	$ 3,676	$ 59,791	
Gap ratio	0.58	0.35			
Cumulative gap ratio	0.58	0.48			

(1) Loans are net of nonaccruing loans totaling $50,000.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal, and potential and probable calls of investment securities. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents cash flows based on management's estimate of their most likely runoff pattern. Actual cash flows could vary significantly from the estimated amounts presented.

	2006 Year-End Average Rate	2007	2008	2009	2010	2011	Thereafter	Balance	Estimated Fair Value
Interest earning assets									
Interest-bearing deposits with other banks	4.88%	$ 67	$ -	$ -	$ -	$ -	$ -	$ 67	$ 67
Investment securities	3.87%	18,561	27,079	19,863	14,214	8,938	20,427	109,082	109,017
Federal funds sold	4.74%	24,126	-	-	-	-	-	24,126	24,126
Loans (Balance represents gross loans)	7.53%	94,672	29,354	40,507	16,175	18,530	3,728	202,966	200,447
Interest bearing liabilities									
Savings	2.58%	$ 30,656	$ -	$ -	$ -	$ -	$ -	$ 30,656	$ 30,656
Interest bearing transaction accounts	2.89%	52,619	-	-	-	-	-	52,619	52,619
Time deposits	4.31%	138,294	29,469	12,947	3,047	200	149	184,106	183,475
Total interest bearing deposits	3.87%	221,569	29,469	12,947	3,047	200	149	267,381	266,750
Short-term borrowings	3.57%	4,500	-	-	-	-	-	4,500	4,500
Long-term debt	3.96%	1,000	1,000	-	-	-	3,500	5,500	5,497

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheets of Community First Bancorporation and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with U. S. generally accepted accounting principles.

J. W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Columbia, South Carolina
March 29, 2007

Consolidated Balance Sheets

Community First Bancorporation and Subsidiary

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks (Note B)	$ 6,951,934	$ 10,063,495
Interest bearing deposits due from banks	66,941	181,892
Federal funds sold	24,126,000	22,205,000
Cash and cash equivalents	31,144,875	32,450,387
Securities available-for-sale (Note C)	102,487,395	102,069,706
Securities held-to-maturity (fair value of $6,529,691 for 2006 and $7,671,093 for 2005) (Note C)	6,595,026	7,750,610
Federal Home Loan Bank stock, at cost	980,200	948,400
Loans (Note D)	202,965,700	169,317,675
Allowance for loan losses	(2,241,947)	(2,266,086)
Loans - net	200,723,753	167,051,589
Premises and equipment - net (Note E)	7,937,482	6,804,647
Accrued interest receivable	2,181,572	1,628,754
Other assets	1,859,069	2,007,867
Total assets	$ 353,909,372	$ 320,711,960
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 40,576,371	$ 38,060,728
Interest bearing	267,380,938	241,931,871
Total deposits	307,957,309	279,992,599
Accrued interest payable	2,702,946	1,817,133
Short-term borrowings (Note G)	4,500,000	3,500,000
Long-term debt (Note H)	5,500,000	6,500,000
Other liabilities	34,087	47,840
Total liabilities	320,694,342	291,857,572
Commitments and contingent liabilities (Note M)		
Shareholders' equity (Note I)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,958,558 for 2006 and 2,798,409 for 2005	30,061,392	26,955,661
Additional paid-in capital	593,100	-
Retained earnings	3,284,692	3,296,060
Accumulated other comprehensive income (loss)	(724,154)	(1,397,333)
Total shareholders' equity	33,215,030	28,854,388
Total liabilities and shareholders' equity	$ 353,909,372	$ 320,711,960

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2006	2005	2004
Interest income			
Loans, including fees	$ 13,864,479	$ 11,497,766	$ 10,265,563
Securities			
Taxable	3,868,407	3,564,081	3,285,186
Tax-exempt	635,967	149,880	73,013
Federal funds sold	1,174,768	667,735	295,000
Other	52,121	38,714	28,888
Interest bearing deposits due from banks	4,393	5,003	558
Total interest income	19,600,135	15,923,179	13,948,208
Interest expense			
Time deposits $100,000 and over	2,952,983	2,117,851	1,481,410
Other deposits	7,193,745	4,202,097	3,409,058
Short-term borrowings	1,789	17,971	26,975
Long-term debt	236,864	282,893	159,475
Total interest expense	10,385,381	6,620,812	5,076,918
Net interest income	9,214,754	9,302,367	8,871,290
Provision for loan losses (Note D)	65,000	250,000	380,000
Net interest income after provision	9,149,754	9,052,367	8,491,290
Other income			
Service charges on deposit accounts	1,515,390	1,580,043	1,524,179
Credit life insurance commissions	48,303	32,422	35,481
Gain (loss) on sale of securities (Note C)	-	-	(9,580)
Mortgage brokerage income	68,194	109,890	148,850
Other income	521,855	416,244	354,883
Total other income	2,153,742	2,138,599	2,053,813
Other expenses (Notes J and L)			
Salaries and employee benefits	3,647,451	2,902,693	2,779,863
Net occupancy expense	346,610	267,760	255,004
Furniture and equipment expense	431,078	344,687	320,217
Other expense	2,326,626	1,905,008	1,796,249
Total other expenses	6,751,765	5,420,148	5,151,333
Income before income taxes	4,551,731	5,770,818	5,393,770
Income tax expense (Note K)	1,533,762	2,040,892	1,957,063
Net income	$ 3,017,969	$ 3,729,926	$ 3,436,707
Per share (Note I)			
Net income, basic	$ 1.02	$ 1.28	$ 1.18
Net income, assuming dilution	0.96	1.21	1.12

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Community First Bancorporation and Subsidiary

	Common Stock		Additional		Accumulated Other	
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, January 1, 2004	2,362,057	$ 19,619,589	$ -	$ 3,117,432	$ (199,727)	$ 22,537,294
Comprehensive income:						
Net income	-	-	-	3,436,707	-	3,436,707
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $171,409	-	-	-	-	(306,053)	(306,053)
Reclassification adjustment, net of income tax effects of $3,439	-	-	-	-	6,140	6,140
Total other comprehensive income (loss)	-	-	-	-	-	(299,913)
Total comprehensive income	-	-	-	-	-	3,136,794
Issuance of 10% stock dividend, including cash payment for fractional shares	240,352	4,327,578	-	(4,334,056)	-	(6,478)
Exercise of employee stock options	45,821	268,835	-	-	-	268,835
Balance, December 31, 2004	2,648,230	24,216,002	-	2,220,083	(499,640)	25,936,445
Comprehensive income:						
Net income	-	-	-	3,729,926	-	3,729,926
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $502,764	-	-	-	-	(897,693)	(897,693)
Total other comprehensive income (loss)	-	-	-	-	-	(897,693)
Total comprehensive income	-	-	-	-	-	2,832,233
Issuance of 5% stock dividend, including cash payment for fractional shares	132,136	2,647,600	-	(2,653,949)	-	(6,349)
Exercise of employee stock options	18,043	92,059	-	-	-	92,059
Balance, December 31, 2005	2,798,409	26,955,661	-	3,296,060	(1,397,333)	28,854,388
Comprehensive income:						
Net income	-	-	-	3,017,969	-	3,017,969
Unrealized net holding losses on available-for-sale securities arising during the period, net of income tax effects of $377,023	-	-	-	-	673,179	673,179
Total other comprehensive income (loss)	-	-	-	-	-	673,179
Total comprehensive income	-	-	-	-	-	3,691,148
Declaration of 5% stock dividend distributed on January 15, 2007 and cash payment for fractional shares	140,570	3,022,534	-	(3,029,337)	-	(6,803)
Share-based compensation, net of tax benefits	-	-	593,100	-	-	593,100
Exercise of employee stock options	19,579	83,197	-	-	-	83,197
Balance, December 31, 2006	2,958,558	$ 30,061,392	$ 593,100	$ 3,284,692	$ (724,154)	$ 33,215,030

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Community First Bancorporation and Subsidiary

	Years Ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 3,017,969	$ 3,729,926	$ 3,436,707
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	65,000	250,000	380,000
Writedowns of foreclosed assets	-	25,000	125,000
Depreciation	373,883	298,889	284,033
Deferred income taxes	(131,488)	(43,114)	(10,440)
Amortization of net loan fees and costs	(224,944)	(96,374)	(93,669)
Securities accretion and premium amortization	152,566	275,137	799,472
Loss on sale of available-for-sale securities	-	-	9,580
Loss on sale or other disposition of fixed assets	-	5,000	-
(Gain) loss on sale of foreclosed assets	(30,621)	9,191	34,758
(Increase) decrease in interest receivable	(552,818)	(297,296)	92,847
Increase (decrease) in interest payable	885,813	595,015	(134,804)
(Increase) decrease in prepaid expenses	(179,823)	148,738	79,733
(Decrease) increase in other accrued expenses	(13,753)	6,991	(40,492)
Share-based compensation expense	593,100	-	-
Net cash provided by operating activities	3,954,884	4,907,103	4,962,725
Investing activities			
Purchases of available-for-sale securities	(25,209,833)	(58,600,965)	(56,099,448)
Purchases of held-to-maturity securities	-	-	(9,949,464)
Maturities, calls and paydowns of available-for-sale securities	25,682,329	46,930,477	43,485,333
Maturities, calls and paydowns of held-to-maturity securities	1,163,035	1,626,880	584,492
Proceeds from sale of available-for-sale securities	-	-	5,272,766
Purchases of other investments	(31,800)	(162,300)	(260,900)
Proceeds of redemptions of other investments	-	225,000	-
Net increase in loans made to customers	(33,566,455)	(11,670,099)	(10,509,396)
Purchases of premises and equipment	(1,506,718)	(2,695,756)	(179,551)
Proceeds from sale of foreclosed assets	167,942	57,768	489,139
Proceeds from sale of real estate held for sale	-	-	741,522
Net cash used by investing activities	(33,301,500)	(24,288,995)	(26,425,507)
Financing activities			
Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts	25,163,011	(1,966,994)	7,330,419
Net increase in certificates of deposit and other time deposits	2,801,699	13,811,368	4,267,084
Net increase in short-term borrowings	1,000,000	1,000,000	2,500,000
Proceeds of issuing long-term debt	-	-	7,500,000
Repayment of long-term debt	(1,000,000)	(1,000,000)	-
Payment of cash in lieu of fractional shares for stock dividend	(6,803)	(6,349)	(6,478)
Exercise of employee stock options	83,197	92,059	268,835
Net cash provided by financing activities	28,041,104	11,930,084	21,859,860
(Decrease) increase in cash and cash equivalents	(1,305,512)	(7,451,808)	397,078
Cash and cash equivalents, beginning	32,450,387	39,902,195	39,505,117
Cash and cash equivalents, ending	$ 31,144,875	$ 32,450,387	$ 39,902,195
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest (net of amount capitalized)	$ 9,499,568	$ 6,025,797	$ 5,211,722
Income taxes	1,851,154	1,980,856	1,922,666
Noncash investing and financing activities:			
Transfer of loans to foreclosed assets	54,235	-	141,364
Transfer from real estate held for sale to premises and equipment	-	-	63,481
Transfers from retained earnings to common stock in connection with stock dividends	3,022,534	2,647,600	4,327,578
Other comprehensive income (loss)	673,179	(897,693)	(299,913)

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their offices in Walhalla, Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

Community First Bank is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Concentrations of Credit Risk - Most of the Company's, and its banking subsidiary's, activities are with customers located within the local market areas of Oconee and Anderson Counties of South Carolina. Note C discloses the types of securities invested in, and Note D discusses the types of lending engaged in. The ability of borrowers to comply with the terms of their loan contracts is largely dependent upon local real estate and general economic conditions in the Company's market areas. The Company and its subsidiary do not have any significant concentrations to any single industry or customer. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk as that term is used in Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments."

Securities - Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Federal Home Loan Bank Stock - Federal Home Loan Bank stock is a restricted security and is carried at cost. Management periodically evaluates this stock for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans and Interest Income - Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans and loans past due according to their contractual terms 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses - An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating probable losses incurred in the loan portfolio based on factors discussed below and their potential effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the particular borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers' assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's external credit reviewer who is independent of the lending function.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Foreclosed Assets - Assets (primarily real estate and vehicles) acquired through, or in lieu of, foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $54,235 and $137,321 as of December 31, 2006 and 2005, respectively.

Transfers of Financial Assets - Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising - The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan - The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note L. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes - The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation - As of December 31, 2006, the Company has two stock-based employee compensation plans, which are described more fully in Note I. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)")" Share-Based Payment." Prior to adoption of SFAS 123(R), the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no stock-based employee compensation cost was reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation awarded in 2005. Per share amounts have been adjusted to reflect the effects of a 5% stock dividend declared as of December 18, 2006.

	Year Ended December 31, 2005
Net income, as reported	$ 3,729,926
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects	(237,807)
Pro forma net income	$ 3,492,119
Net income per share, basic	
As reported	$ 1.28
Pro forma	1.19
Net income per share, assuming dilution	
As reported	$ 1.21
Pro forma	1.13

Prior to 2005, the Company was a "non-public company" under the definition of SFAS No. 123 because its common stock was not traded in a public securities market, and the Company therefore was eligible to, and did, use the minimum value method to compute the fair value of its stock options. The minimum value method does not incorporate an assumption about the volatility of the market price of the underlying security into the calculation of the grant date fair value of stock options. Throughout 2005, the Company's common stock was traded in a public market and its market prices were quoted on the Over-The-Counter Bulletin Board. Accordingly, in 2005, the Company was no longer eligible to use the minimum value method and implemented the SFAS No. 123 fair value method. That method includes an explicit market price volatility assumption. The effect of this change in calculation method was not material with respect to pro forma net income shown above. Had the minimum value method been used to value stock options granted in 2005, pro-forma compensation expense for 2005 would have been approximately $222,049, pro forma net income per share, basic would have been $1.20 and pro forma net income per share, diluted would have been $1.13.

The fair values of options granted during 2006, 2005 and 2004 were $9.90, $8.06, and $8.94 per share, respectively. For 2006 and 2005, the fair value was estimated as of the grant date using the fair value method of SFAS No. 123 and the following assumptions: dividend yield of 0%, expected life of 10 years, risk free interest rates of 5.08% and 4.38% and stock price volatility of 25.35% and 25.71%, respectively. Because of the limited time during which the Company's stock has traded in a public market, the Company has estimated stock price volatility based primarily on the historic volatility of another bank holding company domiciled in South Carolina and which was founded at about the same time as the Company. Management believes that the other bank holding company is sufficiently similar to the Company in its operating history to make it a suitable reference for estimating the volatility of the Company's stock price over time. For 2004, fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2004: dividend yield of 0%, expected life of 10 years, and risk-free interest rate of 4.36%.

Earnings Per Share - Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note I.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note I.

Consolidated Statement of Cash Flows - The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2006 and 2005 were approximately $2,403,000 and $1,953,000, respectively.

NOTE C – SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2006				2005			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
Government sponsored enterprises	$ 56,616,368	$ 125,758	$ 537,843	$ 56,204,283	$ 58,978,413	$ 20,696	$ 995,563	$ 58,003,546
Mortgage-backed securities	28,135,834	3,299	795,252	27,343,881	35,250,267	1,462	1,145,702	34,106,027
State, county and municipal	18,864,918	122,074	47,761	18,939,231	10,020,953	28,767	89,587	9,960,133
Total	$ 103,617,120	$ 251,131	$ 1,380,856	$ 102,487,395	$ 104,249,633	$ 50,925	$ 2,230,852	$ 102,069,706
Held-to-maturity								
Government sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	6,595,026	-	65,335	6,529,691	7,750,610	-	79,517	7,671,093
State, county and municipal	-	-	-	-	-	-	-	-
Total	$ 6,595,026	$ -	$ 65,335	$ 6,529,691	$ 7,750,610	$ -	$ 79,517	$ 7,671,093

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2006			
	Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$ 10,299,801	$ 10,243,474	$ -	$ -
Due after one through five years	37,990,235	37,554,090	-	-
Due after five through ten years	8,987,635	9,050,896	-	-
Due after ten years	18,203,615	18,295,054	-	-
	75,481,286	75,143,514	-	-
Mortgage-backed securities	28,135,834	27,343,881	6,595,026	6,529,691
Total	$ 103,617,120	$ 102,487,395	$ 6,595,026	$ 6,529,691

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2006 and 2005 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2006					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Government-sponsored enterprises	$ 7,977,500	$ 18,329	$ 34,233,795	$ 519,514	$ 42,211,295	$ 537,843
Federal agency mortgage-backed securities	617,351	20,299	26,253,632	774,953	26,870,983	795,252
State, county and municipal securities	4,783,660	30,100	2,422,828	17,661	7,206,488	47,761
Total	$ 13,378,511	$ 68,728	$ 62,910,255	$1,312,128	$ 76,288,766	$1,380,856
Held-to-maturity						
Federal agency mortgage-backed securities	$ 2,463,645	$ 19,498	$ 4,066,046	$ 45,837	$ 6,529,691	$ 65,335
Total	$ 2,463,645	$ 19,498	$ 4,066,046	$ 45,837	$ 6,529,691	$ 65,335

	December 31, 2005					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Government-sponsored enterprises	$ 14,120,482	$ 133,275	$ 40,886,814	$ 862,288	$ 55,007,296	$ 995,563
Federal agency mortgage-backed securities	8,526,327	193,958	25,283,999	951,744	33,810,326	1,145,702
State, county and municipal securities	5,986,258	89,587	-	-	5,986,258	89,587
Total	$ 28,633,067	$ 416,820	$ 66,170,813	$1,814,032	$ 94,803,880	$2,230,852
Held-to-maturity						
Government-sponsored enterprises	$ 7,750,610	$ 79,517	$ -	$ -	$ 7,750,610	$ 79,517
	$ 7,750,610	$ 79,517	$ -	$ -	$ 7,750,610	$ 79,517

At December 31, 2006, 24 securities had been continuously in an unrealized loss position for less than 12 months and 96 securities had been continuously in an unrealized loss position for 12 months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from higher interest rates and the securities consist primarily of issuances of government-sponsored enterprises such as the Federal Home Loan Banks, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. The contractual terms of securities issued by government-sponsored enterprises do not permit the issuer to settle the securities at a price less than the face amount of the securities. The principal and interest payments of mortgage-backed securities issued by government-sponsored enterprises are guaranteed by that enterprise and it is expected that those securities would not be settled at a price less than the face amount of the securities. Although the Company classifies a majority of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that the Company has both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Also, there have been no significant adverse changes in the credit ratings of any of the security issuers that would indicate that the Company will be unable to collect all principal and interest amounts according to contractual terms. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2006 and 2005.

The Company's subsidiary bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Company's subsidiary. The Company evaluates this security for impairment based on the probability of ultimate recoverability of the par value of the investment. No impairment has been recognized based on this evaluation.

During 2006 and 2005, the Company did not sell any available-for-sale securities. During 2004, the Company sold available-for-sale securities with amortized costs totaling $5,282,346 for proceeds of $5,272,766, resulting in gross realized gains of $41,974 and gross realized losses of $51,554. The income tax provision credited to expense applicable to the net realized losses of $9,580 was $3,439. There were no transfers of available-for-sale securities to other categories in 2006, 2005 or 2004.

At December 31, 2006 and 2005, securities with a carrying value of $72,203,027 and $68,819,737, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31,	
	2006	2005
Commercial, financial and industrial	$ 24,268,227	$ 23,008,656
Real estate- construction	1,982,035	674,269
Real estate - mortgage	147,944,221	120,547,171
Consumer installment	28,771,217	25,087,579
Total	202,965,700	169,317,675
Allowance for loan losses	(2,241,947)	(2,266,086)
Loans - net	$ 200,723,753	$ 167,051,589

Net deferred loan fees of $308,944 and $204,231 were allocated to the various loan categories as of December 31, 2006 and 2005, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31,	
	2006	2005
Investment in impaired loans		
Nonaccrual	$ 50,384	$ 900,044
Accruing 90 days and over past due	-	5,000
Total	$ 50,384	$ 905,044
Average total investment in impaired loans during the year	$ 399,000	$ 1,052,000
Allowance for loan losses on impaired loans at year end	19,976	311,163

The average total investment in impaired loans during 2004 was $1,039,000. There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2006.

As of December 31, 2006 and 2005, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2006	2005	2004
Balance at January 1	$ 2,266,086	$ 2,239,873	$ 2,196,500
Provision charged to expense	65,000	250,000	380,000
Recoveries	44,981	79,374	24,662
Charge-offs	(134,120)	(303,161)	(361,289)
Balance at December 31	$ 2,241,947	$ 2,266,086	$ 2,239,873

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $6,238,430 and $7,839,433 at December 31, 2006 and 2005, respectively. During 2006, $1,119,779 of new loans were made and repayments totaled $2,720,782.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2006	2005
Land	$ 2,916,997	$ 2,916,997
Buildings and land improvements	4,569,189	2,859,008
Furniture and equipment	3,027,933	2,303,286
Construction in progress	-	950,042
Total	10,514,119	9,029,333
Accumulated depreciation	2,576,637	2,224,686
Premises and equipment - net	$ 7,937,482	$ 6,804,647

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $373,883, $298,889, and $284,033, respectively. During 2006 and 2005, the Company capitalized interest of $18,128 and 13,176, respectively, to construction in progress.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,	
	2006	2005
Noninterest bearing demand	$ 40,576,371	$ 38,060,728
Interest bearing transaction accounts	52,619,354	33,148,225
Savings	30,656,176	27,479,937
Time deposits $100,000 and over	68,276,913	69,342,755
Other time deposits	115,828,495	111,960,954
Total deposits	$ 307,957,309	$ 279,992,599

As of December 31, 2006 and 2005, local governmental deposits comprised approximately 13% and 13% of total deposits, respectively. As of December 31, 2006 and 2005, $141,405 and $137,031, respectively, of overdrawn demand deposit balances have been reclassified as loans. As of December 31, 2006 and 2005, deposits of directors, officers and their related business interests totaled approximately $12,039,000 and $7,511,000, respectively.

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Year	Amount
2007	$ 149,078,305
2008	31,266,305
2009	3,611,371
2010	126,527
2011	22,900

NOTE G – SHORT-TERM BORROWINGS

Short-term borrowings consisted of:

	December 31,	
	2006	2005
Federal funds purchased	$ 4,500,000	$ 3,500,000

As of December 31, 2006, federal funds were purchased from a correspondent bank at a rate of 5.63% and were repayable on January 3, 2007. As of December 31, 2005, federal funds were purchased from a correspondent bank at a rate of 4.60% and were repayable on January 3, 2006.

As of December 31, 2006, the banking subsidiary had unused short-term credit accommodations available from unrelated banks which allow the banking subsidiary to purchase up to $6,400,000 of federal funds. The accommodations limit the Bank's ability to obtain funds to, in one case, seven consecutive days, or, in the other case, fourteen days in any calendar month. The counterparties may, in their sole discretion, allow the banking subsidiary to borrow for time periods longer than indicated above, but higher rates would be charged for such borrowings, if any are allowed.

NOTE H – LONG-TERM DEBT

Long-term debt consisted of:

	December 31,	
	2006	2005
Fixed rate notes due to FHLB due in annual installments of $1,000,000 beginning in 2006	$ 2,000,000	$ 3,000,000
Variable rate note due to FHLB due June 18, 2014	3,500,000	3,500,000
	$ 5,500,000	$ 6,500,000

Long-term debt represents amounts borrowed from the FHLB under the FHLB's Fixed Rate Advance Credit and Convertible Advance programs. Borrowings obtained under the Fixed Rate Credit program total $2,000,000 at rates ranging from 3.90% to 4.40%, maturing in $1,000,000 increments on June 18 of 2007 and 2008. The remaining $3,500,000 is an FHLB Convertible Advance bearing interest initially at 3.92% and maturing June 18, 2014. The interest rate on this Convertible Advance has remained at its initial value subject to the FHLB's option to convert the advance to a variable rate instrument on any quarterly interest payment date on or after June 18, 2005 if the 3-month LIBOR rate is 7.00% or greater. In the event of such conversion, this advance would thereafter be subject to a variable interest rate until maturity. As of December 31, 2006, the 3-month LIBOR rate was 5.36%. Each of the Fixed Rate and Convertible Advances may be prepaid on any quarterly interest payment date at the Company's option. With limited exceptions, any such prepayments would be subject to a prepayment penalty.

The contractual maturities of long-term debt are as follows:

	December 31, 2006		
	Fixed Rate	Variable Rate	Total
Due in 2007	$ 1,000,000	$ -	$ 1,000,000
Due in 2008	1,000,000	-	1,000,000
Due after 2010	-	3,500,000	3,500,000
Total long-term debt	$ 2,000,000	$ 3,500,000	$ 5,500,000

The Company has pledged all of its first mortgage loans secured by one-to-four family residential properties and its holdings of FHLB stock, included in the balance sheet in other investments, (collectively, "qualifying collateral instruments") to secure its debt due to the FHLB under a blanket lien agreement. The amount of qualifying collateral instruments as of December 31, 2006 was approximately $86,052,000. The qualifying collateral instruments required to secure the Company's short-term borrowings and long-term debt as of December 31, 2005 was approximately $7,007,000.

The banking subsidiary had unused credit availability under the FHLB's blanket lien agreement of up to an additional $33,452,000 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments remaining available as of December 31, 2006 to secure any additional FHLB borrowings totaled approximately $79,045,000.

NOTE I – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances - South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($3,041,578 at December 31, 2006) are subject to the prior approval of the South Carolina Commissioner of Banking. Therefore, $28,989,094 of the Company's equity in the net assets of the bank was restricted as of December 31, 2006. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis.

Stock Dividends - For stockholders of record on December 18, 2006, November 30, 2005, and November 30, 2004 the Company's Board of Directors declared stock dividends of 5%, 5%, and 10%, respectively. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2006 and 2005, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $(724,154) and $(1,397,333) respectively.

Earnings per Share - Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2006	2005	2004
Net income per share, basic			
Numerator - net income	$ 3,017,969	$ 3,729,926	$ 3,436,707
Denominator			
Weighted average common shares issued and outstanding	2,947,729	2,922,403	2,910,334
Net income per share, basic	$ 1.02	$ 1.28	$ 1.18
Net income per share, assuming dilution			
Numerator - net income	$ 3,017,969	$ 3,729,926	$ 3,436,707
Denominator			
Weighted average common shares issued and outstanding	2,947,729	2,922,403	2,910,334
Effect of dilutive stock options	195,763	169,127	154,731
Total shares	3,143,492	3,091,530	3,065,065
Net income per share, assuming dilution	$ .96	$ 1.21	$ 1.12

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2006 and 2005, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2006, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, Community First Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$ 35,457	15.7%	$ 18,063	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 33,215	14.7%	$ 9,032	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 33,215	9.7%	$ 13,737	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 34,997	15.5%	$ 18,063	8.0%	$ 22,579	10.0%
Tier 1 Capital to risk weighted assets	$ 32,755	14.5%	$ 9,032	4.0%	$ 13,547	6.0%
Tier 1 Capital to average assets (leverage)	$ 32,755	9.5%	$ 13,738	4.0%	$ 17,172	5.0%
December 31, 2005						
The Company						
Total Capital to risk weighted assets	$ 32,518	16.7%	$ 15,563	8.0%	NA	NA
Tier 1 Capital to risk weighted assets	$ 30,252	15.6%	$ 7,781	4.0%	NA	NA
Tier 1 Capital to average assets (leverage)	$ 30,252	9.7%	$ 12,433	4.0%	NA	NA
Community First Bank						
Total Capital to risk weighted assets	$ 29,120	16.1%	$ 15,563	8.0%	$ 19,453	10.0%
Tier 1 Capital to risk weighted assets	$ 31,386	15.0%	$ 7,781	4.0%	$ 11,672	6.0%
Tier 1 Capital to average assets (leverage)	$ 31,386	9.4%	$ 12,433	4.0%	$ 15,541	5.0%

Stock Options - In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 648,606 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 453,322 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans through the end of 2006, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. During 2006, the Company's Board of Directors accelerated the vesting of all other previously awarded and outstanding options such that all options were vested by December 31, 2006. The acceleration of the options' vesting resulted in pre-tax expenses of approximately $394,000 being recognized in 2006 that would otherwise have been recognized in 2007, 2008 and 2009.

The effects of recognizing compensation costs for stock options under the provisions of SFAS 123(R) effective January 1, 2006 were as follows: income before income taxes decreased by $593,000 (including the effects of accelerating vesting of options), net income decreased by $497,000, basic earnings per share decreased by $.17 and diluted earnings per share decreased by $.16.

Transactions under the plans are summarized as follows:

	Years Ended December 31,						
	2006			2005		2004	
	Shares	Wtd. Avg. Exercise Price	Average Intrinsic Value (000s)	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	449,695	$ 10.89		433,352	$ 10.09	420,505	$ 8.79
Granted	43,785	20.24		36,493	17.24	71,734	13.72
Exercised	(20,558)	4.05		(18,945)	4.83	(55,568)	4.84
Forfeited or expired	(2)	4.29		(1,205)	13.98	(3,319)	12.11
Outstanding at end of year	472,920	12.05	$ 3,970	449,695	10.89	433,352	10.09
Options exercisable at year-end	472,920	$ 12.05	$ 3,970	367,175	$ 9.99	341,902	$ 9.24

Numbers of shares and exercise prices have been adjusted in the table above for 5% stock dividends effective December 18, 2006 and November 30, 2005, and a 10% stock dividend effective November 30, 2004.

The aggregate intrinsic value of a stock option in the table above represents the pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holder had all option holders exercised their options on December 31, 2006. This amount changes based on changes in the market value of the Company's stock. The fair value (present value of the estimated future benefit to the option holder) of each option grant is estimated on the grant date using the Black-Scholes option pricing model.

Information pertaining to the fair values of stock options issued in each of the past three years and the methods and assumptions used to compute those values are included in Note A.

The following table summarizes information about the options outstanding:

	December 31, 2006				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 3.13 to $ 5.71	108,793	1.22	$ 5.53	108,793	$ 5.53
11.71 to 12.83	202,360	3.95	12.19	202,360	12.19
13.31 to 20.49	161,767	8.01	16.24	161,767	16.24
	472,920	4.71	$ 12.05	472,920	$ 12.05

Of the 1,101,927 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the plans, 159,831 shares authorized under the 1998 plan remain available for future grants as of December 31, 2006. The Company currently does not anticipate that it will grant any future awards of options under the plans.

NOTE J – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2006	2005	2004
Salaries and employee benefits	$ 3,647,451	$ 2,902,693	$ 2,779,863
Net occupancy expense	346,610	267,760	255,004
Furniture and equipment expense	431,078	344,687	320,217
Other expense			
Stationery, printing and postage	299,042	247,126	260,264
Telephone	143,422	102,249	96,223
Advertising and promotion	124,968	97,258	82,135
Professional services	202,278	169,465	150,837
Insurance	75,507	67,374	50,284
FDIC insurance assessment	35,654	35,785	42,600
Directors' compensation	392,471	100,800	112,400
Foreclosed assets costs and expenses, net	8,154	42,933	188,936
Data processing expenses	272,867	236,445	192,262
Other	772,263	805,573	620,308
Total	$ 6,751,765	$ 5,420,148	$ 5,151,333

NOTE K – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31,		
	2006	2005	2004
Current			
Federal	$ 1,528,379	$ 1,915,653	$ 1,811,676
State	136,871	168,353	155,827
Total current	1,665,250	2,084,006	1,967,503
Deferred			
Federal	(131,488)	(43,114)	(10,440)
Total income tax expense	$ 1,533,762	$ 2,040,892	$ 1,957,063

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31,		
	2006	2005	2004
Provision for loan losses	$ 7,971	$ (8,656)	$ (9,872)
Accelerated depreciation	(18,701)	(29,869)	12,645
Deferred net loan costs and fees	(34,576)	(4,589)	(3,307)
Writedowns of other real estate	9,906	-	(9,906)
Non-qualified stock options	(96,088)	-	-
Total	$ (131,488)	$ (43,114)	$ (10,440)

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2006, 2005 and 2004 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31,		
	2006	2005	2004
Tax expense at statutory rate	$ 1,547,589	$ 1,962,078	$ 1,833,882
State income tax, net of federal income tax benefit	90,335	111,403	102,846
Tax-exempt interest income	(220,098)	(60,143)	(37,392)
Non-deductible interest expense to carry tax-exempt instruments	34,608	7,209	3,344
Other, net	81,328	20,345	54,383
Total	$ 1,533,762	$ 2,040,892	$ 1,957,063

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,	
	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 593,058	$ 601,030
Writedowns of other real estate	-	9,906
Deferred net loan fees	102,013	67,438
Non-qualified stock options	96,088	-
Unrealized net holding losses on available-for-sale securities	405,571	782,594
Gross deferred tax assets	1,196,730	1,460,968
Valuation allowance	-	-
Total	1,196,730	1,460,968
Deferred tax liabilities		
Accelerated depreciation	200,460	219,161
Gross deferred tax liabilities	200,460	219,161
Net deferred income tax assets	$ 996,270	$ 1,241,807

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2006, 2005 and 2004, $377,023 was charged, $502,764 was credited, and $167,970 was credited to other comprehensive income or loss, respectively. In 2006, $131,488 was credited to income tax expense; in 2005, $43,114 was credited to income tax expense; and, in 2004, $10,440 was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2006 and 2005 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE L – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2006, 2005 and 2004 totaled $66,764, $58,983, and $62,284, respectively.

NOTE M – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit - In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2006	2005
Loan commitments	$ 33,764,489	$ 23,653,192
Standby letters of credit	1,113,600	873,880

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Litigation - The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2006. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

New Offices - The Bank has received regulatory approval to open a new full-service banking office in the City of Anderson, SC. Construction of this office is expected to begin during the first quarter of 2007 with completion expected during the fourth quarter of 2007. Construction and furnishing of this office is expected to cost approximately $1,050,000. Land intended to be used for the Bank's future expansion has been obtained near Powdersville, SC.

Other - The Company and its banking subsidiary are not involved in other off-balance-sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

NOTE N – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "*Disclosures about Fair Values of Financial Instruments,*" as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of FHLB stock approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is estimated as the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings approximate their carrying amounts.

The fair values of fixed rate long-term debt instruments are estimated using discounted cash flow analyses, based on the borrowing rates currently in effect for similar borrowings. The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 6,951,934	$ 6,951,934	$ 10,063,495	$ 10,063,495
Interest bearing deposits due from banks	66,941	66,941	181,892	181,892
Federal funds sold	24,126,000	24,126,000	22,205,000	22,205,000
Securities available-for-sale	102,487,395	102,487,395	102,069,706	102,069,706
Securities held-to-maturity	6,595,026	6,529,691	7,750,610	7,671,093
Federal Home Loan Bank stock	980,200	980,200	948,400	948,400
Loans	200,723,753	200,447,000	167,051,589	165,856,000
Accrued interest receivable	2,181,572	2,181,572	1,628,754	1,628,754
Financial liabilities				
Deposits	307,957,309	307,326,000	279,992,599	280,060,000
Accrued interest payable	2,702,946	2,702,946	1,817,133	1,817,133
Short-term borrowings	4,500,000	4,500,000	3,500,000	3,500,000
Long-term debt	5,500,000	5,497,000	6,500,000	6,532,000

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2006		2005	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$33,764,489	$ -	$ 23,653,192	$ -
Standby letters of credit	1,113,600	-	873,880	-

NOTE O – ACCOUNTING CHANGES

Hybrid Financial Instruments - The provisions of Statement of Financial Accounting Standards No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140," are effective January 1, 2007. SFAS No. 155 simplifies the accounting for certain financial instruments containing embedded derivatives. Issued in February 2006, SFAS No. 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In addition, it amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of the Statement is not expected to have a material effect on the Company's consolidated financial statements.

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" are effective January 1, 2007. Issued in March 2006, this Statement potentially simplifies the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Company currently has no separately recognized loan servicing rights or liabilities and adoption in 2007 is not expected to have any effect on the Company's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company). Issued in September 2006, SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 is not expected to have a material effect on the Company's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. Issued in June 2006, the provisions of FIN 48 are effective for the Company as of January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's consolidated financial statements.

NOTE P – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2006	December 31, 2005
Condensed Balance Sheets		
Assets		
Cash	$ 1,172,196	$ 1,120,748
Investment in banking subsidiary	32,030,672	27,722,815
Other assets	12,162	10,825
Total assets	$ 33,215,030	$ 28,854,388
Liabilities		
Other liabilities	$ -	$ -
Shareholders' equity	33,215,030	28,854,388
Total liabilities and shareholders' equity	$ 33,215,030	$ 28,854,388

	Years Ended December 31, 2006	2005	2004
Condensed Statements of Income			
Income			
Interest income	$ 38,182	$ 15,191	$ 8,973
Other income	-	6,070	6,149
Total income	38,182	21,261	15,122
Expenses			
Other expenses	73,953	53,098	54,682
Total expenses	73,953	53,098	54,682
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(35,771)	(31,837)	(39,560)
Income tax expense (credit)	(12,162)	(10,825)	(13,450)
Equity in undistributed earnings of banking subsidiary	3,041,578	3,750,938	3,462,817
Net income	$ 3,017,969	$ 3,729,926	$ 3,436,707

	Years Ended December 31,		
	2006	2005	2004
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 3,017,969	$ 3,729,926	$ 3,436,707
Adjustments to reconcile net income to net cash used by operating activities			
Equity in undistributed earnings of banking subsidiary	(3,041,578)	(3,750,938)	(3,462,817)
(Increase) decrease in other assets	(1,337)	2,625	(4,674)
Net cash used by operating activities	(24,946)	(18,387)	(30,784)
Financing activities			
Exercise of employee stock options	83,197	92,059	268,835
Payment of cash in lieu of fractional shares for stock dividend	(6,803)	(6,349)	(6,478)
Net cash provided by financing activities	76,394	85,710	262,357
Increase in cash and cash equivalents	51,448	67,323	231,573
Cash and cash equivalents, beginning	1,120,748	1,053,425	821,852
Cash and cash equivalents, ending	$ 1,172,196	$ 1,120,748	$ 1,053,425

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman, Vice Chairman ..... Orthopedic Surgeon, Blue Ridge Orthopedic Association, P.A.

William M. Brown, Secretary ..... President and Chief Executive Officer, Lindsay Oil Company, Inc.

Robert H. Edwards ..... President, Edwards Auto Sales, Inc.

Blake L. Griffith ..... President, Griffith Properties, LLC

John R. Hamrick ..... President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate

James E. McCoy, Chairman ..... Plant Manager, Walhalla, Timken Company (Manufacturing)

Frederick D. Shepherd, Jr. ..... President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank

Gary V. Thrift ..... President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)

James E. Turner ..... Chairman of the Board, Turner's Jewelers, Inc.

Charles L. Winchester ..... President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr. ..... President, Chief Executive Officer and Treasurer

William M. Brown ..... Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole ..... Owner, Upstate Electric Motor Service Company

Dr. Don C. Garrison ..... Retired; formerly President of Tri-County Technical College

John M. Geer, Jr. ..... Retired, formerly District Manager, Duke Power Company

Lance Gray ..... Vice President, Gray Mortuary, Inc.

Gary McAlister ..... Builder, Gary McAlister, LLC

James R. "Jimmy" Rogers ..... Owner, Rogers Outdoor Equipment, Inc.

Dr. William K. Stringer ..... Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
John F. Day	Senior Vice President
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President/Compliance Officer
Sandra D. Gravley	Vice President/ Loan Operations Officer
Carol G. Wilson	Vice President/ Operations Officer
Shane D. Smith	Vice President/Oconee County
Lori T. Kelley	Branch Manager/Loan Officer
Beverly G. Flavell	Branch Manager/Loan Officer
Scot S. Frith	Branch Manager/Loan Officer
Sheila L. Galloway	Branch Manager/Loan Officer
Andrew Howard	Branch Manager/Loan Officer
J. Andy Machen	Loan Officer
Cynthia J. Smith	Human Resources/ Marketing Officer
Raymond S. Witt	Loan Collections
Kristen E. Alexander	Customer Specialist/Customer Service Representative
Laura L. Adams	Customer Specialist
Eleanor B. Bates	Customer Specialist
Tracy E. Burrell	Loan Specialist
Paul A. Busey	Mobile Banker/Mortgage Lending
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Service Representative
Vivian M. Clark	Customer Specialist
Gena C. Crenshaw	Customer Specialist/Customer Service Representative
Olivia N. Cothran	Customer Specialist
Barbara R. Crooks	Customer Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
Melissa J. Edwards	Customer Specialist
Rhonda P. Fowler	Loan Specialist
Tara A. Gleason	Customer Specialist
Carol A. Greer	Loan Specialist
Elizabeth M. Haney	Customer Specialist
Jessica J. Heath	Customer Specialist
Marie V. Hendrix	Customer Service Representative
Wendy S. Holcomb	Internal Auditor
Sherry B. Hopkins	Accounting Specialist
Pennie S. Hundley	Mortgage Loan Specialist
Shannan D. Jenkins	Customer Specialist
Renee J. Kelley	Accounting Specialist
Sandra L. King	Loan Specialist
Sandra T. King	Customer Specialist
Angela E. Langston	Operations Specialist
Tommy R. Lusk	Loan Specialist
Jennifer N. Martin	Senior Customer Specialist
Tracey V. McSwain	Customer Specialist
Sharon K. Miles	Senior Customer Specialist
Judy A. Miller	Senior Customer Specialist
Brandon Moore	Customer Specialist
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Customer Service Representative
Melody A. Lewis-Pritchard	Operations Specialist
Sandra M. Pittman	Customer Specialist
Lisa C. Reed	Customer Service Representative
Martha A. Rholetter	Customer Specialist
Kathy M. Rowland	Operations Specialist
Lisa J. Shirley	Operations Specialist
Tonya M. Stamey	Senior Customer Specialist
Beth K. Stroud	Customer Specialist
Patricia A. Vinson	Customer Specialist
Brandi M. Wald	Customer Specialist
Amanda W. Watkins	Customer Specialist
Shirene M. Weatherford	Customer Specialist
Crystal D. White	Customer Service Representative
Mildred K. Williams	Operations Specialist
Joyce C. Winkler	Customer Service Representative
Sherra P. Wood	Customer Service Representative

Stock Transfer Agent

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, Oregon 97204
(503) 227-2950
info@transferOnline.com
www.transferOnline.com

Primary Market Maker

Morgan Keegan & Company, Inc.

Stock Symbol - CFOK

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-K is also available on the Securities and Exchange Commission's website at www.sec.gov



COMMUNITY FIRST

B A N C O R P O R A T I O N

END

3665 Blue Ridge Blvd.
Walhalla, SC 29691
(864) 638-[illegible]105

1600 [illegible] Blvd.
Seneca, SC 29678
(864) 882-25[illegible]5

[illegible] Hwy. 123 By-Pass
Seneca, SC 296[illegible]8
(864) 886-0206

[illegible]002 Clemson Blvd.
Anderson, SC 296[illegible]
(864) 222-2[illegible]

208 East Main St.
Williamston, SC 29697
(864) 84[illegible]-5109

[illegible]01 East Main Street
West[illegible], SC 29693
(864) [illegible]